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                          Inveresk Research Group, Inc.
                              11000 Weston Parkway
                                    Suite 100
                           Cary, North Carolina 27513



VIA EDGAR

March 7, 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      INVERESK RESEARCH GROUP, INC.
                  Application for Withdrawal of
                  Registration Statement on Form S-1 (File No. 333-103269)

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), we hereby make this application for withdrawal of the Registration Statement on Form S-1 (File No. 333-103269), together with all exhibits thereto, which we filed with the Securities and Exchange Commission (the "Commission") on February 18, 2003.

         We believe that current market conditions make it inadvisable to proceed with the offering at this time. None of our securities have been sold in connection with the offering. We may undertake a subsequent private offering of our securities in reliance on Securities Act Rule 155(c).

         Pursuant to the foregoing, we hereby respectfully request that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please fax a copy of the written order as soon as it is available to the attention of the undersigned at 011-44-187-5613-844, and to the attention of our counsel, John A. Healy of Clifford Chance US LLP, at (212) 878-8375. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time the application is filed with the Commission unless, within 15 calendar days after we file the application, the Commission notifies us that the application for withdrawal will not be granted.

         If you have any questions regarding this application, please do not hesitate to contact Mr. Healy at (212) 878-8281.

                                                  Very truly yours,

                                                  INVERESK RESEARCH GROUP, INC.



                                                  By:  /S/ D.J. Paul E. Cowan
                                                      --------------------------
                                                      D.J. Paul E. Cowan
                                                      Chief Financial Officer